                                                                            April 18, 2011

VIA U.S. MAIL AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Daniel L. Gordon
Branch Chief

Re:	SL Green Realty Corp.
Form 10-K for the year ended December 31, 2010
Filed February 28, 2011
File No. 001-13199

Dear Mr. Gordon:

Set forth below are responses to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") contained in your letter, dated April 7, 2011 (the "Comment Letter"), relating to the Annual Report on Form 10-K for the year ended December 31, 2010 (the "Form 10-K") filed by SL Green Realty Corp. (the "Registrant") on February 28, 2011.  The headings and numbered paragraphs of this letter correspond to the headings and numbered paragraphs contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff's comments in italics below.

General

1.
We note your response to comment 2 of our comment letter dated March 11, 2011. We refer you to the disclosure on pages 41 and 42 of the Form 10-K relating to "rental revenues" and "property operating expenses." The figures disclosed in these tables appear to differ from your publicly reported same store net operating income figures. Please explain to us how these calculations differ. Alternatively, as same store net operating income appear to be a key performance indicator, please disclose same store net operating income in future periodic filings.

420 Lexington Avenue ▪ New York, NY 10170 ▪ (212) 594-2700 ▪ Fax (212) 216-1790

Mr. Daniel L. Gordon
Securities and Exchange Commission
April 18, 2011

The Registrant advises the Staff that the Same-Store Property rental revenues presented on page 41 of the Form 10-K only includes rental revenue and escalation and reimbursement revenues. It does not include other income, which is presented in a separate table on page 42 of the Form 10-K. Similarly, the Same-Store Property operating expenses presented on page 42 of the Form 10-K includes operating expenses, ground rent and real estate taxes. It does not include transaction related costs. The Registrant notes that these figures are consistent with the line items for those captions as presented on page 24 of our supplemental package, which was furnished to the SEC on January 24, 2011.

Item 1, Business, Page 3

2.
We note your response to comment 3 of our comment letter dated March 11, 2011. We continue to believe that trends related to the weighted average maturity and yield on your debt and preferred equity portfolio are important performance indicators. In lieu of disclosing weighted average maturity and yield on new investments made during the reporting period, please include disclosure that illustrates the impact on overall portfolio weighted average maturity and yield from investments and redemptions occurring during the reporting period.

The Registrant advises the Staff that in future periodic filings it will present the weighted average balance, current yield and maturity for all debt and preferred equity investments for the period being reported on as well as for the comparative period in the prior year.  The Registrant also advises the Staff that in future periodic filings it will present the weighted average yield from redemptions for the period being reported.

Acquisition and Disposition, page 8

3.
We note your response to comment 8 of our comment letter dated March 11, 2011. In future filings, to the extent applicable, please disclose the weighted average capitalization rates for aggregate property acquisitions made during the reporting period to the extent such acquisitions are 10% or more of your total commercial real estate property assets as presented in your balance sheet for the reporting period preceding the acquisitions. Please also disclose how you calculate capitalization rates.

The Registrant advises the Staff that in future periodic filings it will provide the weighted average capitalization rates for aggregate property acquisitions made during the reporting period to the extent such acquisitions equal or exceed 10% of its total commercial real estate property assets as presented in its balance sheet for the reporting period preceding the acquisitions. The Registrant also advises the Staff that in future periodic filings it will disclose how it calculates its capitalization rates when such capitalization rates are presented.

Mr. Daniel L. Gordon
Securities and Exchange Commission
April 18, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 41

4.
We note your response to comment 10 of our comment letter dated March 11,2011. In future periodic filings, please balance your disclosure regarding leasing activity by disclosing the  aggregate costs of leasing per rentable square foot, including tenant improvement allowances and leasing commissions.

The Registrant advises the Staff that it provides disclosure on tenant improvement allowances per square foot as noted on page 41 of the Form 10-K. The Registrant continues to believe that the disclosure of leasing commissions per rentable square foot would be competitively disadvantageous to the Registrant.  In addition, the Registrant advises the Staff that it does not currently track and report commissions in the manner requested.  Therefore modifications would need to be made to its record keeping systems, which could be burdensome.

Consolidated Statements of Income, page 66

5.
We note your response to comment 11. The debt and preferred equity segment has had a significant impact on your reported earnings/losses for the past three years. Please confirm to us that in future filings that you will provide more robust disclosure regarding the significance of this segment and its impact on earnings at least as it relates to 2010 and 2009. As noted in our previous comment a majority of your earnings appear to be derived from this segment in 2010 and we believe this should be highlighted with disclosure discussing the high profit margins for this segment.

The Registrant advises the Staff that in future periodic filings it will provide more robust disclosure regarding its debt and preferred equity segment. The Registrant also notes that it provided disclosure on page 42 of the Form 10-K relating to the fluctuation in earnings from investment and preferred equity income from period to period.

6.
We note your response to comment 13. It appears from your response that you have allocated a small amount of interest expense to the Debt and Preferred Equity segment. We also note from your segment footnote that interest costs for the debt and preferred equity segment are imputed assuming 100% leverage at your unsecured revolving credit facility borrowing cost. Please tell us the amount of interest allocated to this segment and why it is so low in comparison to the income recorded. It appears that a majority of the expenses allocated to this segment is related to loan loss reserves of approximately $20 million.

Mr. Daniel L. Gordon
Securities and Exchange Commission
April 18, 2011

The Registrant advises the Staff that for purposes of its segment reporting in 2010, it allocated approximately $10.2 million of imputed interest expense to its debt and preferred equity segment. This was based on  the annual effective interest rate for the 2007 unsecured revolving credit facility of 1.18%, as disclosed on page 100 of the Form 10-K, and the weighted average debt and preferred equity investment balance outstanding during the year. The Registrant also notes that, as disclosed on page 42 of the Form 10-K, the debt and preferred equity investment income for 2010 included a one-time income item of approximately $64.8 million related to the repayment of a first mortgage loan and senior mezzanine loan collateralized by 510 Madison Avenue, New York.

*     *     *

In accordance with your request, the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the Form 10-K; and
•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

*     *     *

If you have any questions with respect to the foregoing, please contact me at (212) 216-1716 or Andrew Levine, Esq., our General Counsel, at (212) 216-1615.

Very truly yours,

SL GREEN REALTY CORP.

By:	/s/ James Mead
James Mead
Chief Financial Officer